FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 6, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Consolidated Results of Operations    Third quarter, year ending March 2020    (US GAAP)    Nomura Holdings, Inc.    January 2020    Connecting Markets East & West    Nomura

Outline    Presentation        Executive summary (p. 2-3)    Overview of results (p. 4)    Business segment results (p. 5)    Retail (p. 6-7)    Asset Management (p. 8-9)    Wholesale (p. 10-12)    Non-interest expenses (p. 13)    Robust financial position (p. 14)    Funding and liquidity (p. 15)                Financial Supplement    Consolidated balance sheet (p. 17)    Value at risk (p. 18)    Consolidated financial highlights (p. 19)    Consolidated income (p. 20)    Main revenue items (p. 21)    Consolidated results: Income (loss) before income taxes by segment and region (p. 22)    Segment ôOtherö (p. 23)    Retail related data (p. 24-27)    Asset Management related data (p. 28-29)    Wholesale related data (p. 30)    Number of employees (p. 31)

Executive summary (1/2)

FY2019/20 1Q – 3Q highlights

- **Three segment income before income taxes of Y150.7bn representing substantial rebound from pretax loss last year**
  - Wholesale profitability has improved significantly
    - Fixed Income net revenue increased 57% compared to the same period last year as US interest rates dropped and credit spreads tightened
    - Wholesale expenses declined YoY as a result of the realignment of our business portfolio and absence of goodwill impairment charge booked in FY2018/19 3Q
  - An improvement in gain/loss from American Century Investments lifted Asset Management income before income taxes
- **Segment "Other" pretax results improved significantly as one-off expenses[4] booked in the same period last year were no longer present and we booked a realized gain from the sale of Nomura Research Institute shares**

	FY2018/19 1Q-3Q	FY2019/20 1Q-3Q	YoY
Net revenue	Y815.5bn	Y1,050.4bn	29%
Income (loss) before Income taxes	-Y62.1bn	Y273.0bn	-
Net income (loss)[1]	-Y101.3bn	Y251.5bn	-
EPS[2]	-Y30.03	Y75.65	-
ROE[3]	-	12.6%	-

Income (loss) before income taxes: Business segment results	FY2018/19 1Q-3Q	FY2019/20 1Q-3Q	YoY
Retail	Y46.2bn	Y31.0bn	-33%
Asset Management	Y19.8bn	Y37.5bn	90%
Wholesale	-Y98.4bn	Y82.1bn	-
Subtotal	-Y32.4bn	Y150.7bn	-
Other	-Y20.6bn	Y127.1bn	-
Unrealized gain/loss on investments in equity securities held for operating purposes	-Y9bn	-Y4.8bn	-
Income (loss) before income taxes	-Y62.1bn	Y273.0bn	-

1. *Net income (loss) attributable to Nomura Holdings shareholders.* 2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period*
4. *Expenses related to settlement with US DoJ over legacy transactions (-Y19.8bn), recognition of FX translation adjustment due to progress in winding up subsidiary in Middle East & Africa (-Y7.0bn)*

2

Executive summary (2/2)

FY2019/20 3Q highlights

- **Net revenue: Y335.0bn; Income before income taxes: Y69.7bn; Net income[1] : Y57.1bn; EPS[2]: Y17.63; ROE[3]: 8.4%**
  - Net revenue and income before income taxes both declined from the previous quarter which included contribution* related to the sale of shares in Nomura Research Institute, however, three segment income before income taxes increased markedly due to improvement in Wholesale and Retail performance
  - International business reported third straight profitable quarter (3Q: Y19.7bn; 1Q - 3Q: Y60.3bn); Business platform realignment has delivered more consistent earnings and lower costs

  *Impact of sale of Nomura Research Institute shares in FY2019/20 2Q
  - ✓ Realized gain of Y73.3bn
  - ✓ Tax expense declined by approximately Y27bn due mainly to applying deemed dividend rules and reversing deferred tax liabilities booked in past years

- **Three segment income before income taxes increased 105% QoQ to Y70.2bn**

  Retail
  - Favorable market conditions led to an improvement in investor sentiment; Sales growth in all products, most notably investment trusts and stocks

  Asset Management
  - Fourteenth straight quarter of inflows combined with market factors to lift AuM above Y55trn for first time ever

  Wholesale
  - All business lines reported stronger revenues QoQ; Fixed Income reported best quarterly revenues for past three years driven by strong performances in Americas and EMEA

Income (loss) before income taxes and net income (loss)[1]



Firm-wide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
13.6
5.2
0.5
-11.2
-76.2
-95.3
24.4
0.8
74.8
55.8
138.6
128.5
69.7
57.1
FY2018/19
FY2019/20
1Q
2Q
3Q
4Q
1Q
2Q
3Q



Three segment income (loss) before income taxes
22.8
26.0
-81.3
4.7
46.3
34.2
70.2
Wholesale
Asset Management
Retail
FY2018/19
FY2019/20
1Q
2Q
3Q
4Q
1Q
2Q
3Q

1. Net income (loss) attributable to Nomura Holdings shareholders
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

3

Overview of results    Highlights    (billions of yen, except EPS and ROE)                     FY2019/20                 3Q Net revenue                 335.0 Non-interest expenses     265.3 Income before income taxes 69.7 Net income(1)                 57.1 EPS(2)                 Y17.63 ROE(3)                 8.4%    QoQ YoY -13% 29% 4% -21% -46%— -59%— -57%—    FY2019/20 1-3Q    1,050.4    777.4    273.0    251.5    Y75.65    12.6%    YoY     29%     -11%    — — —    1.Net income (loss) attributable to Nomura Holdings shareholders.    2.Diluted net income (loss) attributable to Nomura Holdings shareholders per share.    3.Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.                4

Business segment results

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

		FY2019/20 3Q	QoQ	YoY	FY2019/20 1-3Q	YoY
Net revenue	Retail	90.0	17%	4%	247.6	-7%
	Asset Management	25.4	-1%	57%	85.6	28%
	Wholesale	186.5	19%	45%	502.7	22%
	Subtotal	302.0	16%	31%	835.9	12%
	Other*	35.7	-71%	-9%	219.3	177%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	-2.7	-	-	-4.8	-
	Net revenue	335.0	-13%	29%	1,050.4	29%
Income (loss) before income taxes	Retail	17.6	3.4x	26%	31.0	-33%
	Asset Management	9.3	-7%	16.6x	37.5	90%
	Wholesale	43.2	128%	-	82.1	-
	Subtotal	70.2	105%	-	150.7	-
	Other*	2.2	-98%	-85%	127.1	-
	Unrealized gain (loss) on investments in equity securities held for operating purposes	-2.7	-	-	-4.8	-
	Income (loss) before income taxes	69.7	-46%	-	273.0	-

*Additional information on "Other" (3Q)

- Gain related to economic hedging (Y2.3bn)
- Gain on changes to own and counterparty credit spread relating to Derivatives (Y0.7bn)

5

Retail    Net revenue and income before income taxes    (billions of yen)                                     FY2018/19 FY2019/20                 QoQ YoY                 3Q 4Q 1Q 2Q 3Q                Net revenue                 86.8 74.2 80.6 76.9 90.0 17% 4% Non-interest expenses     72.7 70.9 72.5 71.6 72.4 1% -0.5% Income before income taxes 14.0 3.3 8.1 5.3 17.6 3.4x 26%    Total sales3    Key points    Net revenue: Y90bn (+17% QoQ; +4% YoY)    Income before income taxes: Y17.6bn (3.4x QoQ; +26% YoY)    Both net revenue and income before income taxes increased QoQ     Investor sentiment improved on the back of favorable market conditions; all products reported stronger sales, notably investment trusts and stocks     One-off costs related to branch office integration declined, while bonus provisions increased in line with pay for performance                 Client franchise                 Dec / 3Q Sep / 2Q     Retail client assets                 Y122.3trn Y114.8trn     Accounts with balance                 5.33m     5.33m     NISA accounts opened (accumulated)(1) 1.73m     1.72m     Net inflows of cash and securities(2) Y256.4bn -Y5.6bn    (billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products    3,000    2,000    1,000                 0                 FY2018/19                 FY2019/20                 3Q                 4Q 1Q 2Q                 3Q 1. Includes Junior NISA. 2. Cash and securities inflows minus outflows, excluding regional financial institutions. 3. Retail channels only. 4. Retail channels, Net & Call, Hotto Direct.    Total sales3 increased 27% QoQ    Stocks: +23% QoQ    ûSecondary sales of Japan stocks increased, while foreign stocks remained flat    ûSubscriptions for primary stocks declined(4)(Y50.3bn; -17% QoQ)    Investment trusts: +47% QoQ    ûInflows into global stock funds focused on corporate growth and income gain    Bonds: Y630bn; +21% QoQ    ûIncrease in sales of JGBs for individuals and foreign bonds, particularly primary issuances                 Discretionary investments and insurance sales increased 12% QoQ 6

Retail: Delivering services tailored to client needs    Recurring revenue    (billions of yen)      Recurring revenue (annualized, adjusted basis)                 Recurring revenue cost coverage ratio (rhs)                100.0 31%                 31% 31%                 31%                 31% 80.0                60.0                 89.9                 88.0 90.4                 88.8                 89.1 40.0                20.0                 FY2018/19                 FY2019/20                 3Q                 4Q 1Q                 2Q                 3Q Investment trust and discretionary investment AuM                (trillions of yen)                Stock investment trusts + Foreign investment trusts Discretionary investment 15.0                 12.9 12.9                 12.7                 13.1                 12.1                 2.8 2.8                 2.8                 2.8 10.0 2.7                5.0 9.3                 10.1 10.1                 10.0                 10.3 0.0                 FY2018/19                 FY2019/20                 Dec                 Mar Jun                 Sep                 Dec    1.Retail channels and Japan Wealth Management Group.    2.Retail channels only.    3.Separately managed account, a discretionary investment service.                30%    20%    10%    0%    Annualized recurring revenue remained roughly unchanged QoQ as fee- based client assets grew due to market factors offsetting a net decline of investment trusts and discretionary investments    ûInvestment trusts: Although sales increased, redemptions also increased as investors locked in profits and due to year-end factors    ûDiscretionary investments: Fund wrap products reported net redemptions, but SMA(3)AuM continued to grow                 Dec / 3Q Sep / 2Q     Recurring revenue                 Y22.5bn Y22.4bn     û Investment trusts net inflows(1)                 -Y110.5bn -Y32.5bn     û Discretionary investments net inflows(1) -Y61.8bn -Y58.7bn     Sales of insurance products(2)                 Y64.8bn Y55.6bn     Inflows of cash and securities(2)                 Y935.5bn Y820.1bn SMA(3)AuM and number of contracts                (billions of yen)                 (number of contracts)                 SMA AuM                 number of SMA contracts (rhs)    1,000.0                 9,085     10,000                 8,109                 800.0                 7,061                 8,000                 5,913 6,232                 600.0                 6,000                 889.8                 400.0 638.5 688.9                 739.7 794.4                 4,000     200.0                 2,000     0.0                 0                 FY2018/19                 FY2019/20                 Dec     Mar                 Jun     Sep                 Dec                 7

Asset Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)

	FY2018/19		FY2019/20			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Revenue (excl. ACI-related gain/loss)	24.5	26.0	25.8	25.0	**26.0**	4%	6%
ACI-related gain/loss	-8.3	4.9	8.7	0.7	**-0.6**	-	-
Net revenue	16.2	30.9	34.5	25.7	**25.4**	-1%	57%
Non-interest expenses	15.6	16.5	16.4	15.6	**16.1**	3%	3%
Income before income taxes	0.6	14.4	18.1	10.0	**9.3**	-7%	16.6x

Assets under management (net)[2]

(trillions of yen)



Investment trust business
Investment advisory business
48.3
15.1
33.3
51.4
15.8
35.5
51.6
15.6
36.0
52.4
15.8
36.6
55.6
16.8
38.8
FY2018/19
FY2019/20
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y25.4bn (-1% QoQ; +57% YoY)
- Income before income taxes: Y9.3bn (-7% QoQ; 16.6x YoY)
  - Fourteenth straight quarter of inflows combined with market factors to lift AuM above Y55trn for first time ever
  - AuM growth lifted asset management fees QoQ

Investment trust business

- Continued inflows into ETFs drove AuM to record high (Dec: Y19.3trn; Market share[3]: 45%)
- Funds for defined contribution pension plans reported further inflows
- Emerging market and Japan stock funds reported outflows as investors locked in profits

Investment advisory and international businesses

- In Japan, we won a new mandate to manage foreign stocks and an increase in passive management of foreign bonds from public pension funds, and we also won new mandates from private pension funds for foreign stocks
- Internationally, we won new mandates for global high yield, but also booked outflows from US high yield and Japan stock funds

1. *This table presents a reconciliation of net revenues (other than ACI-related gain/loss) and ACI-related gain/loss, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related gain/loss includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI.*
2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square*
3. *Source: The Investment Trusts Association, Japan.*

8

NOMURA

Asset Management: Expanding bank distribution channel

Flow of funds[1]


(billions of yen)
Investment trust business
Investment advisory business
1,500
1,000
500
0
-500
1,141
-354
787
612
109
503
672
-164
508
381
121
259
494
198
296
FY2018/19
FY2019/20
3Q
4Q
1Q
2Q
3Q

Nomura Asset Management public investment trust market share[2]


28.0%
27.0%
26.0%
27.7%
27.6%
27.8%
27.7%
27.9%
FY2018/19
FY2019/20
Dec
Mar
Jun
Sep
Dec

Flow of funds in investment trust business[1]


(billions of yen)
Investment trust business (excl. ETFs)
MRFs, etc.
Other investment trusts (excl. ETFs)
ETFs
2,000
1,500
1,000
500
0
-500
-1,000
-250
1,391
20
483
31
642
13
246
182
115
FY2018/19
FY2019/20
3Q
4Q
1Q
2Q
3Q

Expansion of bank distribution channel

- Focus on developing bank channel as we expand investment trust distribution channels to drive business growth
- Recent growth in distributors of absolute return funds and higher sales of balanced funds have lifted bank channel AuM
- Continue to focus on expanding investment trust distribution network


Bank channel AuM
(Indexed, Dec. 2016 = 100)
Inflows drive AuM up 28%
100
115
107
128
Dec-16
Dec-17
Dec-18
Dec-19

1. *Based on assets under management (net).*
2. *Source: The Investment Trusts Association, Japan.*

9

NOMURA

Wholesale

Net revenue and income (loss) before income taxes)[1]

(billions of yen)

	FY2018/19		FY2019/20			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	103.5	113.6	135.7	132.8	**160.1**	21%	55%
Investment Banking	24.7	28.6	23.7	23.9	**26.4**	11%	7%
Net revenue	128.2	142.2	159.5	156.7	**186.5**	19%	45%
Non-interest expenses	224.1	155.3	139.5	137.8	**143.3**	4%	-36%
Income (loss) before income taxes	-95.9	-13.0	20.0	18.9	**43.2**	128%	-

Net revenue by region

(billions of yen)


200.0
150.0
100.0
50.0
0.0
41.3
27.3
10.6
49.0
42.3
31.6
25.0
43.3
59.3
29.4
24.0
46.8
51.0
28.2
26.3
51.1
73.6
36.9
22.4
53.7
Americas
EMEA
AEJ
Japan
FY2018/19
FY2019/20
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y186.5bn (+19% QoQ; +45% YoY)
- Income before income taxes: Y43.2bn (+128% QoQ)
- All business lines reported higher revenues QoQ
  - Fixed Income had best quarter in three years driven by strong performance in Americas and EMEA
  - Equities net revenue grew QoQ, mainly in Americas
  - In Investment Banking, Leveraged Finance performance improved
- Stringent cost control led to significant increase in income before income taxes

Net revenue by region (QoQ; YoY)

- Americas: Y73.6bn (+44%; +78%)
  - Global Markets had a robust quarter driven by Rates and Equity Derivatives; Investment Banking revenues also improved
- Japan: Y53.7bn (+5%; +10%)
  - Fixed Income revenues driven higher by Rates and Credit; Equities also had a solid quarter
  - Investment Banking revenues declined as fee pool contracted
- EMEA: Y36.9bn (+31%; +35%)
  - Fixed Income revenue growth driven by Rates
- AEJ: Y22.4bn (-15%; +111%)
  - In Fixed Income, FX/EM normalized from a strong prior quarter while Credit performance remained robust

1. *This table shows net revenue for Wholesale using adjusted figures for Global Markets and Investment Banking based on management accounting not applicable to US GAAP.*

10

Wholesale: Global Markets

NOMURA

Net revenue



(billions of yen)
Equities
Fixed Income
103.5
113.6
135.7
132.8
160.1
65.9
37.5
45.6
68.0
53.3
82.5
55.6
77.2
60.3
99.7
QoQ
+21%
YoY
+55%
FY2018/19
FY2019/20
3Q
4Q
1Q
2Q
3Q

FY2019/20 3Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y160.1bn (+21% QoQ; +55% YoY)
  - Fixed Income had best quarter in three years and Equities reported stronger revenues QoQ

Fixed Income
- Net revenue: Y99.7bn (+29% QoQ; +166% YoY)
  - Captured market opportunities to deliver strong growth in Rates products including Agency Mortgages
  - Spread Products had a solid quarter as credit spreads tightened on the back of improved investor sentiment

Equities
- Net revenue: Y60.3bn (+9% QoQ; -8% YoY)
  - Revenues grew QoQ as Americas business, particularly Derivatives, offset a moderate slowdown in Cash Equities; Japan also performed well

- Americas: Fixed Income revenues increased significantly QoQ and YoY driven by robust performance in Agency Mortgages and other Rates businesses as well as Securitized Products; Equities revenues were driven by Derivatives
- EMEA: Fixed Income had a strong quarter overall, driven by Rates and with solid performance from Credit and contributions from the structured business
- AEJ: In Fixed Income, FX/EM revenues normalized compared to a very strong prior quarter, while Credit performance was robust
- Japan: In Fixed Income, Rates picked up and Credit had a solid quarter; Equities revenues increased on an uptick in client activity such as block trades and portfolio rebalancing

11

Wholesale: Investment Banking

NOMURA

Net revenue



(billions of yen)
24.7
28.6
23.7
23.9
26.4
QoQ +11%
YoY +7%
FY2018/19
FY2019/20
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y26.4bn (+11% QoQ; +7% YoY)
  - Revenues increased both QoQ and YoY as international business offset a decline in Japan revenues due to fee pool contraction

  Japan
  - Weaker ECM revenues due to lack of major transactions
  - DCM performance slowed compared to strong previous quarter, but we continued to win mandates by accurately tapping into issuer demand amid low rate environment
  - Ranked #1 on Japan ECM and Japan-related M&A league tables[1]

  International
  - Stronger revenues QoQ driven by Americas and EMEA ALF and Solutions businesses

Mandated on multiple high-profile and cross-border deals

Cross-border deals (red outline)

M&A	**Lupin**'s (India) sale of Kyowa Pharmaceutical Industry to Unison Capital (JPY57.4bn)	**Honda Motor**'s (i)acquisition of stakes in Showa, Keihin and Nissin Kogyo and (ii)their subsequent merger with Hitachi Automotive Systems ((i)Total: JPY180.9bn / (ii)Undisclosed)
M&A	QMS Media's (Australia) sale to **Quadrant Private Equity** (Australia) (AUD574m)	**STADA Arzneimittel**'s (Germany) acquisition of portfolio in Russia-CIS from Takeda Pharmaceutical & Acquisition Financing (M&A: $660m / ALF: €860m)

Financing (ECM/ DCM/ ALF)	Add-on financing for **Applied Systems'** (US) acquisition of Indio Technologies (US) ($210m)	LBO financing for **CVC**'s (UK) acquisition of Ontic Engineering & Manufacturing (US) ($725m)
Financing (ECM/ DCM/ ALF)	**Osaka Gas** Subordinated Bond Offering (JPY100bn)	**PT Uni-Charm Indonesia** IPO ($89m)
Financing (ECM/ DCM/ ALF)	**Toyota Motor Credit Corporation** Uridashi Bond Offering (AUD392m / USD426m)	**Banque Federative du Credit Mutuel** (France) Samurai Bond (JPY130bn)
Financing (ECM/ DCM/ ALF)	**ROHM** Euro-Yen CB (JPY42.0bn)	Finance for **Groupe Bruxelles Lambert**'s (Belgium) acquisition of Webhelp (France) (EUR1.4bn)

1. *Source: Refinitiv, Apr. – Dec. 2019*

12

NOMURA

Non-interest expenses

Full year / Quarter


(billions of yen)
1,500
1,000
500
0
(billions of yen)
400
300
200
100
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage¹
Compensation and benefits
1,168.8
1,154.5
336.8
276.9
257.2
254.9
265.3

	Full year		Quarter					
	FY2017/18	FY2018/19	FY2018/19		FY2019/20			QoQ
			3Q	4Q	1Q	2Q	3Q	
Compensation and benefits	530.6	497.1	118.9	124.6	125.1	120.4	**129.0**	**7.1%**
Commissions and floor brokerage[1]	99.9	82.6	23.8	18.3	24.6	25.4	**24.6**	**-3.5%**
Information processing and communications	184.8	166.9	41.8	43.6	41.8	42.4	**42.8**	**1.1%**
Occupancy and related depreciation	67.9	64.9	15.9	16.2	19.1	18.4	**16.3**	**-11.4%**
Business development expenses	36.8	36.9	9.1	9.6	7.8	7.9	**8.5**	**7.6%**
Other	248.9	306.0	127.3	64.5	38.8	40.4	**44.1**	**9.2%**
Total	1,168.8	1,154.5	336.8	276.9	257.2	254.9	**265.3**	**4.1%**

Key points

- Non-interest expenses: Y265.3bn (+4% QoQ)
  - Compensation and benefits (+7% QoQ)
    - ✓ Higher bonus provisions in line with pay for performance
  - Occupancy and related depreciation (-11% QoQ)
    - ✓ Lower one-off costs related to domestic branch office integration (2Q Y1.7bn)
  - Other (+9% QoQ)
    - ✓ Booked charge on decommissioning of IT systems in international network

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value*

13

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2019	Sep 2019	Dec 2019
■ Total assets	Y41.0trn	Y45.7trn	Y46.2trn
■ Shareholders' equity	Y2.6trn	Y2.7trn	Y2.7trn
■ Gross leverage	15.6x	16.9x	17.1x
Net leverage[1]	9.0x	10.1x	9.9x
■ Level 3 assets[2] (net)	Y0.6trn	Y0.6trn	Y0.7trn
■ Liquidity portfolio	Y4.9trn	Y4.5trn	Y5.3trn

(billions of yen)

Basel 3 basis	Mar 2019	Sep 2019	Dec 2019[2]
Tier 1 capital	2,606	2,691	2,697
Tier 2 capital	46	46	46
Total capital	2,652	2,737	2,743
RWA	14,252	14,577	14,040
Tier 1 capital ratio	18.2%	18.4%	19.2%
CET 1 capital ratio[3]	17.1%	17.3%	18.0%
Consolidated capital adequacy ratio	18.6%	18.7%	19.5%
Consolidated leverage ratio[4]	5.03%	4.90%	4.78%
HQLA[5]	Y4.3trn	Y4.0trn	Y4.1trn
LCR[5]	198.4%	194.4%	192.3%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
17.9%
17.1%
16.9%
17.3%
18.0%
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2018/19
FY2019/20
Dec
Mar
Jun
Sep
Dec

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
22%
22%
24%
24%
26%
1,000
800
600
400
200
0
30%
20%
10%
0%
FY2018/19
FY2019/20
Dec
Mar
Jun
Sep
Dec

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *December 2019 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

14

Funding and liquidity

NOMURA

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 78% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y5.3trn, or 11% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of December 2019)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Slightly more than 70% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 18%
Long-term debt due within 1yr, 9%
Long-term debt, 73% Average maturity 6.4 years[3]
International 27%
Japan 73%
Loans
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

15

Financial Supplement

Consolidated balance sheet    Consolidated balance sheet    (billions of yen)    Assets Total cash and cash deposits Total loans and receivables Total collateralized agreements Total trading assets and private equity investments(1) Total other assets(1)    Total assets    Mar 31,     Dec 31, Increase                 Mar 31, Dec 31, Increase 2019     2019     (Decrease)                 2019     2019     (Decrease)                 Liabilities                3,262 3,736 474                 Short-term borrowings                 842     1,068 226                 Total payables and deposits     3,768 3,704 -64 3,882 3,857 -25                 Total collateralized financing 16,684 20,971 4,286                 Trading liabilities                 8,220 8,626 406 17,307 19,555 2,248     Other liabilities                 859     1,173 314                 Long-term borrowings                 7,916 7,911 -5 14,386 16,712 2,326     Total liabilities                 38,289 43,453 5,164 2,133 2,383 250                 Equity                 Total NHI shareholders’ equity 2,631 2,701 70                 Noncontrolling interest                 50     88     39 40,969 46,242 5,273     Total liabilities and equity 40,969 46,242 5,273    1. Including securities pledged as collateral. 17

Value at risk                Definition                         From April 1, 2019, to December 31, 2019 (billions of yen)     99% confidence level                 Maximum: 6.9     1-day time horizon for outstanding portfolio Minimum: 3.6     Inter-product price fluctuations considered     Average: 5.4    (billions of yen)                 FY2017/18 FY2018/19                 Mar                 Mar Equity                 1.2                 1.1 Interest rate                 3.1                 2.8 Foreign exchange                 3.2                 1.9 Sub-total                 7.5                 5.8 Diversification benefit -1.1     -1.3 VaR                 6.4                 4.5    FY2018/19                 FY2019/20    Dec Mar Jun     Sep                 Dec 1.1 1.1     1.2 1.8                 1.4 3.5 2.8     3.1 4.0                 4.8 1.7 1.9     3.2 3.2                 2.5 6.3 5.8     7.5 8.9                 8.7 -1.4 -1.3     -1.5 -4.3     -2.3 4.9 4.5     6.0 4.6                 6.3    18

Consolidated financial highlights

NOMURA

Full year | **Quarter**



(billions of yen)
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders
ROE(%)
300
200
100
0
-100
-200
12%
8%
4%
0%
7.9%
219.3
-100.4
(billions of yen)
150
100
50
0
-50
-100
16%
12%
8%
4%
0%
-95.3
0.8
8.4%
55.8
14.6%
138.6
12.6%
57.1

	Full year		Quarter				
	FY2017/18	FY2018/19	FY2018/19		FY2019/20		
			3Q	4Q	1Q	2Q	3Q
Net revenue	1,497.0	1,116.8	260.6	301.3	332.0	383.4	**335.0**
Income (loss) before income taxes	328.2	-37.7	-76.2	24.4	74.8	128.5	**69.7**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	219.3	-100.4	-95.3	0.8	55.8	138.6	**57.1**
Total NHI shareholders' equity	2,749.3	2,631.1	2,662.9	2,631.1	2,662.7	2,707.9	**2,701.2**
ROE (%)[1]	7.9%	-	-	-	8.4%	14.6%	**12.6%**
Basic-Net income (loss) attributable to NHI shareholders per share (yen)	63.13	-29.90	-28.52	0.25	16.83	42.11	**18.07**
Diluted-Net income (loss) attributable to NHI shareholders per share (yen)	61.88	-29.92	-28.52	0.23	16.48	41.23	**17.63**
Total NHI shareholders' equity per share (yen)	810.31	794.69	805.07	794.69	800.87	837.87	**873.68**

1. *Quarterly ROE is calculated using annualized year-to-date net income.*

19

Consolidated income

NOMURA

(billions of yen)	Full year		Quarter				
	FY2017/18	FY2018/19	FY2018/19		FY2019/20		
			3Q	4Q	1Q	2Q	3Q
Revenue							
Commissions[1]	373.3	293.1	72.7	66.1	68.2	65.3	**79.3**
Fees from investment banking	101.7	101.5	33.1	25.3	27.3	22.3	**26.8**
Asset management and portfolio service fees	245.6	245.5	60.6	59.2	60.0	59.9	**61.0**
Net gain on trading	442.9	343.0	96.9	98.4	112.8	105.6	**109.3**
Gain (loss) on private equity investments	-0.9	1.0	0.5	-0.3	0.8	1.0	**1.5**
Interest and dividends	585.7	777.0	214.5	204.1	199.5	215.9	**203.1**
Gain (loss) on investments in equity securities	2.7	-7.0	-9.9	1.9	-2.8	2.1	**2.2**
Other	221.2	81.1	-11.1	43.7	45.7	101.9	**14.3**
Total revenue	1,972.2	1,835.1	457.4	498.4	511.4	573.9	**497.5**
Interest expense	475.2	718.3	196.8	197.1	179.4	190.5	**162.5**
Net revenue	1,497.0	1,116.8	260.6	301.3	332.0	383.4	**335.0**
Non-interest expenses[1]	1,168.8	1,154.5	336.8	276.9	257.2	254.9	**265.3**
Income (loss) before income taxes	328.2	-37.7	-76.2	24.4	74.8	128.5	**69.7**
Net income (loss) attributable to NHI shareholders	219.3	-100.4	-95.3	0.8	55.8	138.6	**57.1**

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value.*

20

Main revenue items

(billions of yen)		Full year FY2017/18	Full year FY2018/19	Quarter FY2018/19 3Q	FY2018/19 4Q	FY2019/20 1Q	FY2019/20 2Q	FY2019/20 3Q
Commissions	Stock brokerage commissions[1]	243.8	192.0	50.5	43.9	42.6	42.5	**48.1**
	Other brokerage commissions	17.0	14.4	4.3	2.5	2.7	2.8	**3.0**
	Commissions for distribution of investment trusts	85.7	56.6	11.5	11.7	16.4	12.6	**19.0**
	Other	26.9	30.0	6.4	8.0	6.4	7.4	**9.2**
	Total	373.3	293.1	72.7	66.1	68.2	65.3	**79.3**
Fees from investment banking	Equity underwriting and distribution	23.2	30.0	14.7	3.6	3.1	4.9	**4.1**
	Bond underwriting and distribution	16.3	22.7	6.6	5.3	6.8	6.6	**6.1**
	M&A / Financial advisory fees	39.3	33.2	7.3	13.0	10.6	7.1	**11.9**
	Other	22.9	15.5	4.5	3.4	6.9	3.8	**4.8**
	Total	101.7	101.5	33.1	25.3	27.3	22.3	**26.8**
Asset management and portfolio service fees	Asset management fees	170.4	168.7	41.5	40.2	40.3	40.0	**40.7**
	Administration fees	57.9	61.0	15.2	15.2	15.7	16.0	**16.3**
	Custodial fees	17.3	15.8	3.9	3.9	4.0	4.0	**4.1**
	Total	245.6	245.5	60.6	59.2	60.0	59.9	**61.0**

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value.*

21

Consolidated results: Income (loss) before income taxes by segment and region

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2017/18	Full year FY2018/19	Quarter FY2018/19 3Q	Quarter FY2018/19 4Q	Quarter FY2019/20 1Q	Quarter FY2019/20 2Q	Quarter FY2019/20 3Q
Retail	103.1	49.5	14.0	3.3	8.1	5.3	**17.6**
Asset Management[1]	66.2	34.2	0.6	14.4	18.1	10.0	**9.3**
Wholesale	100.6	-111.4	-95.9	-13.0	20.0	18.9	**43.2**
Three business segments total	269.9	-27.7	-81.3	4.7	46.3	34.2	**70.2**
Other[1]	56.4	-2.8	15.1	17.8	31.5	93.4	**2.2**
Segments total	326.3	-30.5	-66.2	22.5	77.7	127.7	**72.4**
Unrealized gain (loss) on investments in equity securities held for operating purposes	1.9	-7.2	-10.0	1.8	-2.9	0.8	**-2.7**
Income (loss) before income taxes	328.2	-37.7	-76.2	24.4	74.8	128.5	**69.7**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year FY2017/18	Full year FY2018/19	Quarter FY2018/19 3Q	Quarter FY2018/19 4Q	Quarter FY2019/20 1Q	Quarter FY2019/20 2Q	Quarter FY2019/20 3Q
Americas	-8.8	-114.1	-87.1	-3.7	14.3	1.1	**16.4**
Europe	-14.7	-56.9	-14.5	-25.5	4.5	-1.5	**2.3**
Asia and Oceania	22.8	5.0	-3.9	8.7	11.6	10.5	**1.0**
Subtotal	-0.7	-165.9	-105.5	-20.5	30.4	10.2	**19.7**
Japan	328.8	128.2	29.4	44.9	44.4	118.3	**50.0**
Income (loss) before income taxes	328.2	-37.7	-76.2	24.4	74.8	128.5	**69.7**

1. *From FY2018/19 1Q, Nomura Funds Research and Technologies has been moved from Asset Management to segment Other.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2019). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment Other    Income (loss) before income taxes    Full year                                     Quarter                (billions of yen)                100.0                 93.4                80.0                60 ..0                 56.4                40 ..0                 31.5                20.0                 15.1     17.8                 2.2 0.0                 -2.8                 -20.0                 -40.0                 1     2                 1                 2     3     4                 5                 FY2018/19                 FY2019/20                 FY2017/18 FY2018/19                 3Q     4Q     1Q 2Q                 3Q Net gain (loss) related to economic                 -6.5 1.8                 25.1     6.6 12.8 7.0                 2.3 hedging transactions                Realized gain (loss) on investments in equity 0.8 0.2                 0.1     0.1 0.1 1.3                 4.9 securities held for operating purposes                Equity in earnings of affiliates                 34.2 32.5                 1.4     15.9 8.3 8.0                 4.8 Corporate items                 -41.9 -36.0                 0.6     -10.4 1.4 -4.6     -9.1 Others                 69.7 -1.3                 -12.2 5.7 8.9 81.8     -0.8 Income (loss) before income taxes                 56.4 -2.8                 15.1     17.8 31.5 93.4     2.2    23

Retail related data (1)

(billions of yen)	Full year		Quarter						
	FY2017/18	FY2018/19	FY2018/19		FY2019/20			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	192.7	142.8	34.1	31.0	34.5	31.2	**42.2**	**35.5%**	**23.7%**
Of which, stock brokerage commission	82.2	60.2	15.8	12.2	12.5	12.6	**17.0**	**35.1%**	**7.7%**
Of which, commissions for distribution of investment trusts	87.1	57.9	11.7	12.1	16.5	12.6	**19.2**	**51.7%**	**64.3%**
Sales credit	91.5	55.8	10.9	10.5	14.9	12.7	**16.7**	**31.7%**	**52.3%**
Fees from investment banking and other	26.0	34.0	14.3	6.7	5.6	6.0	**5.5**	**-9.1%**	**-61.8%**
Investment trust administration fees and other	93.6	95.4	23.6	23.4	23.4	23.4	**23.2**	**-0.9%**	**-2.0%**
Net interest revenue	9.2	11.5	3.8	2.6	2.3	3.7	**2.6**	**-31.2%**	**-32.5%**
Net revenue	412.9	339.5	86.8	74.2	80.6	76.9	**90.0**	**17.1%**	**3.8%**
Non-interest expenses	309.8	290.0	72.7	70.9	72.5	71.6	**72.4**	**1.1%**	**-0.5%**
Income before income taxes	103.1	49.5	14.0	3.3	8.1	5.3	**17.6**	**3.4x**	**25.6%**
Domestic distribution volume of investment trusts[1]	3,610.5	2,423.7	527.5	499.8	741.5	566.7	**790.9**	**39.6%**	**49.9%**
Stock investment trusts	3,198.6	2,130.8	451.7	426.4	618.8	493.5	**694.8**	**40.8%**	**53.8%**
Foreign investment trusts	411.9	292.9	75.8	73.4	122.7	73.2	**96.1**	**31.3%**	**26.8%**
Other									
Accumulated value of annuity insurance policies	3,094.5	3,260.7	3,225.1	3,260.7	3,308.7	3,356.7	**3,415.4**	**1.7%**	**5.9%**
Sales of JGBs for individual investors (transaction base)	628.1	1,022.8	237.6	266.6	296.7	236.4	**315.9**	**33.6%**	**33.0%**
Retail foreign currency bond sales	1,249.9	848.9	193.1	210.1	222.0	195.4	**266.5**	**36.3%**	**38.0%**

1. *Excluding former Net & Call. Former Net & Call included from FY2017/18 4Q.*

24

Retail related data (2)

NOMURA

Retail client assets



(trillions of yen)
140
120
100
80
60
40
20
0
Other
Foreign investment trusts
Bond investment trusts
Stock investment trusts
Domestic bonds
Foreign currency bonds
Equities
117.7
114.7
110.0
114.7
113.1
114.8
122.3

	FY2017/18	FY2018/19	FY2018/19		FY2019/20		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Equities	75.7	71.9	68.4	71.9	70.3	71.9	**78.3**
Foreign currency bonds	6.1	6.3	6.2	6.3	6.4	6.3	**6.3**
Domestic bonds[1]	11.9	12.5	12.3	12.5	12.4	12.5	**12.6**
Stock investment trusts	9.1	9.0	8.3	9.0	9.0	8.9	**9.2**
Bond investment trusts	7.1	6.8	6.8	6.8	6.9	7.1	**7.5**
Foreign investment trusts	1.2	1.1	1.1	1.1	1.1	1.1	**1.1**
Other[2]	6.7	7.1	6.9	7.1	7.0	7.1	**7.2**
Total	117.7	114.7	110.0	114.7	113.1	114.8	**122.3**

1. *Including CBs and warrants.* 2. *Including annuity insurance.*

25

Retail related data (3)    Net inflows of cash and securities1    Full year    (billions of yen)    Quarter    (billions of yen)    2,500    2,015 2,000    1,500    2,500    2,000    1,500    1,762    1,000    500    0      -500 -403    FY2017/18 FY2018/19    1,000                    500                  256 0                 -6                 -121                 -500     -393                 FY2018/19     FY2019/20                 3Q 4Q                 1Q 2Q                 3Q    1. Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4)    Number of accounts    (thousands)                                      FY2017/18 FY2018/19                 Mar                 Mar Accounts with balance                 5,318     5,338 Equity holding accounts     2,822     2,908 Online service accounts (1) 4,387     4,569    FY2018/19                 FY2019/20    Dec Mar Jun Sep                 Dec 5,354 5,338 5,335 5,326     5,328 2,905 2,908 2,914 2,913     2,897 4,526 4,569 4,601 4,632     4,662    New Individual accounts / IT share(2)                 Full year                 Quarter                (thousands)                 FY2018/19     FY2019/20                 FY2017/18 FY2018/19                 3Q     4Q 1Q 2Q                 3Q    New individual accounts 231 257 IT share(2)                No. of orders                 67% 78% Transaction value                 43% 53%    73 60 49 48 47 77% 80% 79% 79% 78% 53% 53% 53% 53% 52%    1. Net & Call and Home Trade were merged in January 2018 to form Online Services which started providing new services.     27 2. Ratio of cash stocks traded via former Home trade. From FY2017/18 4Q, ratio of cash stocks traded via Online Services.

Asset Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2017/18	FY2018/19	Quarter[1] FY2018/19 3Q	FY2018/19 4Q	FY2019/20 1Q	FY2019/20 2Q	FY2019/20 3Q	QoQ	YoY
Revenue (excl. ACI-related gain/loss)	105.3	102.9	24.5	26.0	25.8	25.0	**26.0**	**4.0%**	**6.3%**
ACI-related gain/loss	22.1	-5.0	-8.3	4.9	8.7	0.7	**-0.6**	**-**	**-**
Net revenue	127.3	97.8	16.2	30.9	34.5	25.7	**25.4**	**-1.1%**	**57.0%**
Non-interest expenses	61.2	63.7	15.6	16.5	16.4	15.6	**16.1**	**2.9%**	**3.0%**
Income before income taxes	66.2	34.2	0.6	14.4	18.1	10.0	**9.3**	**-7.2%**	**16.6x**

Assets under management by company

(trillions of yen)	FY2017/18 Mar	FY2018/19 Mar	FY2018/19 Dec	FY2018/19 Mar	FY2019/20 Jun	FY2019/20 Sep	FY2019/20 Dec
Nomura Asset Management	52.4	53.4	50.2	53.4	53.4	54.1	**57.3**
Nomura Funds Research and Technologies	2.8	-	-	-	-	-	**-**
Nomura Corporate Research and Asset Management	2.7	3.0	2.6	3.0	3.0	3.0	**3.1**
Assets under management (gross)[2]	57.8	56.4	52.9	56.4	56.4	57.2	**60.4**
Group company overlap	7.8	5.0	4.5	5.0	4.8	4.7	**4.8**
Assets under management (net)[3]	50.0	51.4	48.3	51.4	51.6	52.4	**55.6**

1. *This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI. Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies.*
2. *Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include Nomura Fund Research and Technologies.*
3. *Net after deducting duplications from assets under management (gross).*

28

Asset Management related data (2)

NOMURA

Asset inflows/outflows by business[1]

(billions of yen)	Full year FY2017/18	Full year FY2018/19	Quarter FY2018/19 3Q	FY2018/19 4Q	FY2019/20 1Q	FY2019/20 2Q	FY2019/20 3Q
Investment trusts business	3,131	2,187	1,141	503	672	259	**296**
of which ETFs	3,022	2,531	1,391	483	642	246	**115**
Investment advisory business	203	20	-354	109	-164	121	**198**
Total net asset inflow	3,334	2,207	787	612	508	381	**494**

Domestic public investment trust market and Nomura Asset Management market share[2]

(trillions of yen)	FY2017/18	FY2018/19	FY2018/19		FY2019/20		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Domestic public stock investment trusts							
Market	96.9	101.5	93.6	101.5	101.9	104.3	**109.9**
Nomura Asset Management share (%)	25%	26%	26%	26%	26%	26%	**26%**
Domestic public bond investment trusts							
Market	12.3	11.6	11.6	11.6	11.7	11.9	**13.3**
Nomura Asset Management share (%)	44%	45%	45%	45%	44%	44%	**44%**
ETF							
Market	32.5	37.4	33.6	37.4	38.2	39.9	**43.3**
Nomura Asset Management share (%)	46%	45%	45%	45%	45%	45%	**45%**

1. *Based on assets under management (net).*
2. *Source :Investment Trusts Association, Japan.*

29

Wholesale related data

NOMURA

(billions of yen)	Full year: FY2017/18	Full year: FY2018/19	Quarter: FY2018/19 3Q	FY2018/19 4Q	FY2019/20 1Q	FY2019/20 2Q	FY2019/20 3Q	QoQ	YoY
Net revenue	715.3	555.4	128.2	142.2	159.5	156.7	**186.5**	**19.0%**	**45.5%**
Non-interest expenses	614.7	666.8	224.1	155.3	139.5	137.8	**143.3**	**4.0%**	**-36.0%**
Income (loss) before income taxes	100.6	-111.4	-95.9	-13.0	20.0	18.9	**43.2**	**128.3%**	**-**

Breakdown of Wholesale revenues[1,2]

(billions of yen)	Full year: FY2017/18	Full year: FY2018/19	Quarter: FY2018/19 3Q	FY2018/19 4Q	FY2019/20 1Q	FY2019/20 2Q	FY2019/20 3Q	QoQ	YoY
Fixed Income	341.6	232.8	37.5	68.0	82.5	77.2	**99.7**	**29.2%**	**165.6%**
Equities	261.6	220.2	65.9	45.6	53.3	55.6	**60.3**	**8.5%**	**-8.5%**
Global Markets	603.2	453.0	103.5	113.6	135.7	132.8	**160.1**	**20.5%**	**54.7%**
Investment Banking	112.1	102.3	24.7	28.6	23.7	23.9	**26.4**	**10.7%**	**6.9%**
Net revenue	715.3	555.4	128.2	142.2	159.5	156.7	**186.5**	**19.0%**	**45.5%**

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale segment.*

30

Number of employees                     FY2017/18 FY2018/19 FY2018/19                 FY2019/20                 Mar                 Mar                 Dec                 Mar     Jun     Sep                 Dec Japan 15,819     15,852     16,138     15,852 16,423 16,119     15,952    Europe                 3,057 2,909 Americas                 2,362 2,357 Asia and Oceania(1) 6,810 6,746 Total                 28,048 27,864    2,963 2,909 2,775 2,734 2,658 2,384 2,357 2,230 2,167 2,116 6,796 6,746 6,684 6,610 6,449 28,281 27,864 28,112 27,630 27,175    31 1. Includes Powai office in India.

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